

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2024

Eric Gerratt
Chief Financial Officer
Bridger Aerospace Group Holdings, Inc.
90 Aviation Lane
Belgrade MT 59714

> **Re:  Bridger Aerospace Group Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-41603**

Dear Eric Gerratt:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services